NEWS RELEASE

FOR IMMEDIATE RELEASE

CE Franklin Ltd. announces 2009 Fourth Quarter and Year End Results

Calgary, Alberta, January 28, 2010 - CE FRANKLIN LTD. (TSX.CFT, NASDAQ.CFK) reported a net loss of $0.5 million or $0.03 per share (basic) for the fourth quarter ended December 31, 2009, compared to net income of $8.8 million or $0.48 per share (basic) for the fourth quarter ended December 31, 2008.  For 2009, net income was $6.3 million or $0.36 per share (basic), a decrease of 71% over the $21.7 million or $1.19 per share earned in 2008.

Financial Highlights

(millions of Cdn.$ except per share data)	Three months ended *December 31
	2009	2008	2009	2008
	(unaudited)

Sales	$ 93.0	$ 161.2	$ 437.0	$ 547.4

Gross profit	15.3	33.9	76.6	107.7
Gross profit - % of sales	0.2%	0.2%	0.2%	0.2%

EBITDA(1)	0.6	14.3	12.4	35.8
EBITDA(1) % of sales	0.0%	0.1%	0.0%	0.1%

Net income (loss)	$ (0.5)	$ 8.8	$ 6.3	$ 21.7

Per share - basic	$ (0.03)	$ 0.48	$ 0.36	$ 1.19
- diluted	$ (0.03)	$ 0.47	$ 0.35	$ 1.17

Net working capital (2)	$ 136.6	$ 142.8
Bank operating loan (2)	$ 26.5	$ 34.9

“2009 was a very challenging business environment for CE Franklin with the Canadian oil and gas industry reaching decade-low activity levels. Given these conditions, the Company remained diligent in executing its strategies, balancing short term results with long term goals.” said Michael West, President and CEO.

Net loss for the fourth quarter of 2009 was $0.5 million, down $9.3 million from the fourth quarter of 2008. Sales were $93.0 million, a decrease of $68.2 million (42%) from the fourth quarter of 2008.   Capital project business comprised 50% of sales (2008 – 60%), and decreased $50.8 million (52%) from the prior year period, outperforming the 77% decrease in well completions from the comparable period.  The rollover in tubular steel product prices from peak levels experienced in the fourth quarter of 2008 also contributed to the reduction in capital project sales. In the second quarter of 2009 the acquisition of a western Canadian oilfield supply competitor (the “Acquired Business”) increased oilfield sales in the fourth quarter of 2009 by an estimated 17%.  Gross profit decreased by $18.6 million (55%) from the prior year period due to the decrease in sales and gross profit margins. Gross profit margins for the fourth quarter were 16.5%, down from 21.0% in the prior year period, due to lower tubular and oil sands sales margins and supplier rebates. Selling, general and administrative expenses decreased by $4.9 million (25%) to $14.6 million for the quarter as compensation, selling and marketing costs have been managed to a lower level in response to reduced sales levels.  Income taxes decreased by $4.5 million in the fourth quarter compared to the prior year period due to lower pre-tax earnings. The weighted average number of shares outstanding during the fourth quarter was decreased by 0.5 million (3%) from the prior year period principally due to shares purchased for cancellation pursuant to the Company’s normal course issuer bid.

Net loss per share (basic) was $0.03 in the fourth quarter of 2009, a decrease of $0.51 from the $0.48 earned in the fourth quarter of 2008.

Net income for the year ended December 31, 2009 was $6.3 million, down $15.4 million (71%) from the year ended December 31, 2008.  Sales were $437.0 million, down $110.4 million (20%) from the prior year due to decreased conventional oilfield sales offset partially by an estimated $30 million in sales (8% of 2009 oilfield sales) contributed by the Acquired Business as well as increased oil sands sales. Well completions, which tend to drive demand for oilfield equipment used in capital projects, decreased by 55% from prior year levels, contributing to the decline in the Company’s sales in 2009. Gross profit decreased by $31.1 million (29%) from the prior year. The decrease was a result of the reduction in sales combined with lower average sales margins reflecting increased lower margin oil sands and major project sales, lower tubular product margins and increased competitive pressure. Selling, general and administrative expenses decreased by $7.4 million (10%) in 2009 from the prior year as compensation, selling and marketing costs have been managed to a lower level in response to the reduced oil and gas industry activity levels, partially offset by increased costs associated with the expansion of the Company’s store network resulting from the Acquired Business. Costs incurred to complete the integration of the Acquired Business were $1.5 million.  Income taxes decreased by $8.1 million in 2009 compared to the prior year period due to lower pre-tax earnings. The weighted average number of shares outstanding during the year was down by 0.5 million (3%) from the prior year principally due to shares purchased for cancellation pursuant to the Company’s normal course issuer bid. Net income per share (basic) was $0.36 for the year, a decrease of 70% from 2008, consistent with the decrease in net income.

(1)

EBITDA represents net income before interest, taxes, depreciation and amortization.  EBITDA is a supplemental non-GAAP financial measure used by management, as well as industry analysts, to evaluate operations.  Management believes that EBITDA, as presented, represents a useful means of assessing the performance of the Company’s ongoing operating activities, as it reflects the Company’s earnings trends without showing the impact of certain charges.  The Company is also presenting EBITDA and EBITDA as a percentage of sales because it is used by management as supplemental measures of profitability. The use of EBITDA by the Company has certain material limitations because it excludes the recurring expenditures of interest, income tax, and amortization expenses.  Interest expense is a necessary component of the Company’s expenses because the Company borrows money to finance its working capital and capital expenditures.  Income tax expense is a necessary component of the Company’s expenses because the Company is required to pay cash income taxes.  Amortization expense is a necessary component of the Company’s expenses because the Company uses property and equipment to generate sales.  Management compensates for these limitations to the use of EBITDA by using EBITDA as only a supplementary measure of profitability.  EBITDA is not used by management as an alternative to net income, as an indicator of the Company’s operating performance, as an alternative to any other measure of performance in conformity with generally accepted accounting principles or as an alternative to cash flow from operating activities as a measure of liquidity.  A reconciliation of EBITDA to Net income is provided within the Company’s Management Discussion and Analysis. Not all companies calculate EBITDA in the same manner and EBITDA does not have a standardized meaning prescribed by GAAP.  Accordingly, EBITDA, as the term is used herein, is unlikely to be comparable to EBITDA as reported by other entities.

(2)

Net working capital is defined as current assets less accounts payable and accrued liabilities, income taxes payable and other current liabilities.  Net working capital and Bank operating loan are as at quarter end.

Overview

CE Franklin is a leading distributor of pipe, valves, flanges, fittings, production equipment, tubular products and other general industrial supplies primarily to the oil and gas industry through its 49 branches situated in towns and cities that serve oil and gas fields of the western Canadian sedimentary basin. In addition, the Company distributes similar products to the oil sands, refining, and petrochemical industries and non-oilfield related industries such as forestry and mining.

The Company’s branch operations service over 3,000 customers by providing the right materials where and when they are needed, and for the best value.  Our branches, supported by our centralized Distribution Centre in Edmonton, Alberta, stock over 25,000 stock keeping units sourced from over 2,000 suppliers.  This infrastructure enables us to provide our customers with the products they need on a same day or over-night basis.  Our centralized inventory and procurement capabilities allow us to leverage our scale to enable industry leading hub and spoke purchasing and logistics capabilities. The branches are also supported by services provided by the Company’s corporate office in Calgary, Alberta including sales, marketing, product expertise, logistics, invoicing, credit and collection and other business services.

The Company’s shares trade on the TSX (“CFT”) and NASDAQ (“CFK”) stock exchanges.  Smith International Inc. (“Smith”), a major oilfield service company based in the United States, owns 55% of the Company’s shares.

Business Strategy

The Company is pursuing the following strategies to grow its business profitably:

•

Expand the reach and market share serviced by the Company’s distribution network.  The Company is focusing its sales efforts and product offering on servicing complex, multi-site needs of large and emerging customers in the energy sector.  Organic growth is expected to be complemented by selected acquisitions.

•

Expand production equipment service capability to capture more of the product life cycle requirements for the equipment the Company sells such as down hole pump repair, oilfield engine maintenance, well optimization and on site project management. This will differentiate the Company’s service offering from its competitors and deepen relationships with its customers.

•

Expand oil sands and industrial project and MRO business by leveraging our existing supply chain infrastructure, product and project expertise.

Strategy Accomplishments

•

In the spring of 2008, the Company moved into a new 153,000 square foot Distribution Centre and nine acre pipe yard located in Edmonton, Alberta.  The new Distribution Centre provided a 76% increase in functional warehousing capacity over our previous facility, increasing our capability to support and grow sales through our branch network.  The larger facility also enabled us to increase the Company’s central project execution capability and processes, to service larger projects and ship direct to customers, avoiding double handling of material by branches.  The Company opened a new branch operation in Red Earth, Alberta and expanded two existing branch facilities.

•

In June of 2009, the Company increased its market share, customer base, and branch network through the acquisition of the Acquired Business.  The Acquired Business operated 23 supply stores of which 18 stores were proximate to existing Company branches and have been integrated.   The remaining 5 operations were focused in the east Alberta heavy oil corridor, and have extended the Company’s distribution network reach.  Total oilfield supply sales have increased an estimated 15% as a result of the acquisition.  The Company’s Fort St. John and Lloydminster branches moved to larger locations during the year, increasing capacity to service customer requirements in these important markets.  Sales to oil sands customers increased for the fifth year in a row, reaching a record $64.5 million in 2009, comprising 15% of total Company sales.  The Company added process automation products to its product line and opened a valve actuation centre at our Edmonton Distribution Centre, to broaden the spectrum of solutions the Company provides to existing oilfield, oil sands, and other industrial customers, and enhancing its ability to attract new customers.  The Company recruited new product, operations and supply chain expertise into the organization to advance its strategies.

Business Outlook

Oil and gas industry activity in 2010 is expected to be comparable to the decade-low levels experienced in 2009.  Natural gas prices remain depressed as North American production capacity and inventory levels currently dominate demand.  Natural gas capital expenditure activity is focused on the emerging shale gas plays in north eastern British Columbia where the Company has a strong market position.  Conventional and heavy oil economics are reasonable at current price levels leading to moderate activity in eastern Alberta and south east Saskatchewan.  Oil sands project announcements are gaining momentum with the recovery in oil prices and access to capital markets.  Approximately 50% to 60% of the Company’s total sales are driven by our customer’s capital expenditure requirements.  CE Franklin’s revenues are expected to increase modestly in 2010 due to a full year’s contribution of sales from the oilfield equipment distributor acquired in June 2009 and the expansion of the Company’s product lines.

The oilfield supply industry continues to work off excess inventories, complicated by product deflation in certain product lines that will support continued aggressive price competition and lower realized gross profit margins.  The Company will continue to manage its cost structure to protect profitability while maintaining service capacity and advancing strategic initiatives.

Over the medium to longer term, the Company’s strong financial and competitive positions will enable profitable growth of its distribution network through the expansion of its product lines, supplier relationships and capability to service additional oil and gas and other industrial end use markets.

Fourth Quarter Operating Results

The following table summarizes CE Franklin’s results of operations:

(in millions of Cdn. dollars except per share data)
	Three months ended December 31				Year ended December 31
	2009		2008		2009		2008

Sales	$ 93.0	1.0%	$ 161.2	1.0%	$ 437.0	1.0%	$ 547.4	1.0%
Cost of sales	(7,770.0)	(0.8)%	(12,730.0)	(0.8)%	(36,040.0)	(0.8)%	(43,970.0)	(0.8)%
Gross profit	1,530.0	0.2%	3,390.0	0.2%	7,660.0	0.2%	10,770.0	0.2%

Selling, general and administrative expenses	(1,460.0)	(0.2)%	(1,950.0)	(0.1)%	(6,420.0)	(0.1)%	(7,160.0)	(0.1)%
Foreign exchange loss	(10.0)	-	(10.0)	-	-	-	(20.0)	(0.0)%

EBITDA	60.0	0.0%	1,430.0	0.1%	1,240.0	0.0%	3,580.0	0.1%
Amortization	(80.0)	(0.0)%	(60.0)	(0.0)%	(253.0)	(0.0)%	(240.0)	(0.0)%
Interest	(20.0)	(0.0)%	(20.0)	(0.0)%	(93.0)	(0.0)%	(100.0)	(0.0)%
Income (loss) before taxes	(0.4)	(0.0)%	13.5	0.1%	8.9	0.0%	32.4	0.1%
Income tax expense	(10.0)	(0.0)%	(470.0)	(0.0)%	(260.0)	(0.0)%	(1,070.0)	(0.0)%
Net income (loss)	(0.5)	(0.0)%	8.8	0.1%	6.3	0.0%	21.7	0.0%

Net income (loss) per share
Basic	$ (0.03)		$ 0.48		$ 0.36		$ 1.19
Diluted	$ (0.03)		$ 0.47		$ 0.35		$ 1.17

Weighted average number of shares outstanding (000's)
Basic	17,630		18,149		17,750		18,255
Diluted	17,884		18,392		17,953		18,561

Sales

Sales for the quarter ended December 31, 2009 were $93.0 million, down 42% from the quarter ended December 31, 2008, as detailed above in the “Financial Highlights” discussion.  The following table summarizes end use sales demand:

(in millions of Cdn. $)
	Three months ended Dec 31				Year ended Dec 31
	2009		2008		2009		2008
End use sales demand	$	%	$	%	$	%	$	%
Capital projects	46.5	50	97.3	60	246.0	56	314.0	57
Maintenance, repair and operating supplies (MRO)	46.5	50	63.9	40	191.0	44	233.4	43
Total sales	93.0	100	161.2	100	437.0	100	547.4	100

Note: Capital project end use sales are defined by the Company as consisting of tubulars and 80% of pipe, flanges and fittings; and valves and accessories product sales respectively. MRO Sales are defined by the Company as consisting of pumps and production equipment, production services; general product and 20% of pipes, flanges and fittings; and valves and accessory product sales respectively.

The relative level of oil and gas commodity prices are a key driver of industry capital project activity as product prices directly impact the economic returns realized by oil and gas companies. The Company uses oil and gas well completions and average rig counts as industry activity measures to assess demand for oilfield equipment used in capital projects.  Oil and gas well completions require the products sold by the Company to complete a well and bring production on stream and are a general indicator of energy industry activity levels.  Average drilling rig counts are also used by management to assess industry activity levels as the number of rigs in use ultimately drives well completion requirements.  Well completion, rig count and commodity price information for the fourth quarter and years 2009 and 2008 are provided in the table below.

	Q4 average		%	Year average		%
	2009	2008	change	2009	2008	change

Gas - Cdn. $/gj (AECO spot)	$4.54	$6.76	(33%)	$3.97	$8.18	(51%)
Oil - Cdn. $/bbl (Synthetic Crude)	$78.82	$65.19	21%	$69.09	$103.03	(33%)

Average rig count	273	387	(29%)	215	398	(46%)

Well completions:
Oil	999	2,160	(54%)	3,197	6,223	(49%)
Gas	577	4,811	(88%)	5,068	12,342	(59%)
Total well completions	1,576	6,971	(77%)	8,265	18,565	(55%)
Average statistics are shown except for well completions.

Sources: Oil and Gas prices – First Energy Capital Corp.; Rig count data – CAODC; Well completion data – Daily Oil Bulletin

Sales of capital project related products were $46.5 million in the fourth quarter of 2009, down 52% ($50.8 million) from the fourth quarter of 2008. Total well completions decreased by 77% to 1,576 in the fourth quarter of 2009 and the average working rig count was down 29% compared to the prior year period to 273 rigs. Gas wells comprised 37% of the total wells completed in western Canada in the fourth quarter of 2009 compared to 69% in the fourth quarter of 2008. Spot gas and oil prices ended the fourth quarter at $5.99 per GJ (AECO) and $84.99 per bbl (Synthetic Crude), an increase of 32% and 8%, respectively, from fourth quarter average prices. Although oil and gas prices are starting to show signs of recovery, it is expected that a continuation of reduced industry cash flow, access to capital and capital expenditure economics, will depress demand for the Company’s products into 2010.

MRO product sales are related to overall oil and gas industry production levels and tend to be more stable than capital project sales.  MRO product sales for the quarter ended December 31, 2009 decreased by $17.4 million (27%) to $46.5 million compared to the quarter ended December 31, 2008 and comprised 50% of the Company’s total sales (2008 – 40%).

The Company’s strategy is to grow profitability by focusing on its core western Canadian oilfield equipment supply business, complemented by an increase in product life cycle services provided to its customers and the focus on the emerging oil sands capital project and MRO sales opportunities. Sales results of these initiatives to date are provided below:

	Q4 2009		Q4 2009		YTD 2009		YTD 2008
Sales ($millions)	$	%	$	%	$	%	$	%
Oilfield	79.8	85	141.9	88	362.0	83	491.3	90
Oil sands	10.1	11	14.5	9	64.5	15	39.4	7
Production services	3.1	4	4.8	3	10.5	2	16.7	3
Total sales	93.0	100	161.2	100	437.0	100	547.4	100

Sales of oilfield products to conventional western Canada oil and gas end use applications were $79.8 million for the fourth quarter of 2009, down 44% from the fourth quarter of 2008. This decrease was driven by the 77% decrease in well completions compared to the prior year period, partially offset by sales contributed by the Acquired Business which comprised approximately 17% of fourth quarter oilfield sales.

Sales to oil sands end use applications in the fourth quarter decreased by $4.4 million (30%) to $10.1 million compared to $14.5 million in the fourth quarter of 2008. The decrease in sales reflected the decline in line pipe prices compared to the prior year period. The Company continues to position its sales focus, Distribution Centre and Fort McMurray branch to penetrate this emerging market for capital project and MRO products.

Production service sales were $3.1 million in the fourth quarter of 2009 compared to $4.8 million in the fourth quarter of 2008 as customers deferred maintenance activities in the face of challenging commodity prices.

Gross Profit

	Q4 2009	Q4 2008	YTD 2009	YTD 2008

Gross profit (millions)	$15.3	$33.9	$76.6	$107.7
Gross profit margin as a % of sales	0.2%	0.2%	0.2%	0.2%

Gross profit composition by product sales category:
Tubulars	3%	15%	5%	13%
Pipe, flanges and fittings	22%	32%	31%	31%
Valves and accessories	22%	15%	19%	17%
Pumps, production equipment and services	15%	13%	12%	15%
General	38%	25%	33%	24%
Total	100%	100%	100%	100%

Gross profit was $15.3 million in the fourth quarter of 2009, down $18.6 million (55%) from the fourth quarter of 2008 due to the 42% decline in sales combined with lower gross profit margins. Gross profit margins declined from 21.0% in the fourth quarter of 2008 to 16.5% in the fourth quarter of 2009. Lower realized supplier rebates in the fourth quarter of 2009 due to reduced purchasing levels in 2009 and the relative increase of lower margin oil sands sales, contributed to the decline in average gross profit margins. The most significant change in gross profit composition in the fourth quarter of 2009 compared to the fourth quarter of 2008 was the reduction in tubular gross profit contribution. Tubular sales and margins in 2009 have been affected by depressed drilling activity, market inventory surpluses and product cost deflation compared to the fourth quarter of 2008 when sales and margins were high due to product cost inflation and tight product supply conditions. Reduced pipe, flange and fittings margins in the fourth quarter of 2009 reflect the impacts of a low margin oil sands order and product cost deflation. The increase in general products gross profit composition reflects the increase in MRO end use sales to 50% of total sales in the quarter, compared to 40% in the prior year period.

Selling, General and Administrative (“SG&A”) Costs

	Q4 2009		Q4 2009		YTD 2009		YTD 2008
($millions)	$	%	$	%	$	%	$	%
People costs	8.2	56	11.4	59	36.2	56	41.3	58
Selling costs	1.5	10	3.2	16	7.5	12	10.2	14
Facility and office costs	3.2	22	3.3	17	13.3	21	12.8	18
Other	1.7	12	1.6	8	7.2	11	7.3	10
SG&A costs	14.6	100	19.5	100	64.2	100	71.6	100
SG&A costs as % of sales	16%		12%		15%		13%

SG&A costs decreased $4.9 million (25%) in the fourth quarter of 2009 from the prior year period and represented 16% of sales compared to 12% in the prior year period. The decrease in people costs of $3.2 million reflects a decrease in variable compensation due to the decrease in earnings and a 5% decrease in the number of employees.  Selling costs were down $1.7 million compared to the prior year period due to decreased sales commissions and a reduction in accounts receivable bad debt expense.  Facility and office costs are consistent with the fourth quarter of 2008.  The expansion of the Company’s branch network from 44 to 49 branches resulting from the acquisition of the Acquired Business increased operating costs by approximately $0.8 million in the fourth quarter.  The Company leases 39 of its 49 branch locations as well as its corporate office in Calgary and Distribution Centre. Six branch locations are owned and four are operated by agents.  The Company continues to take steps to reduce its variable and fixed costs to adjust to lower industry activity levels while maintaining service capacity and advancing strategic initiatives.

Amortization Expense

Amortization expense of $0.8 million in the fourth quarter of 2009 compared to $0.6 million in the fourth quarter of 2008. The increase was associated mainly with the move to a larger, company owned facility in Fort St. John and the assets acquired from the Acquired Business in the second quarter of 2009.

Interest Expense

Interest expense was $0.2 million in the fourth quarter of 2009, consistent with the fourth quarter of 2008.

Foreign Exchange Loss

Foreign exchange losses on United States dollar denominated product purchases and net working capital liabilities were nominal at $0.1 million, in the fourth quarter of 2009 despite increased exchange rate volatility, and amounts were consistent with losses incurred in the fourth quarter of 2008.

Income Tax Expense

The Company’s effective tax rate for the fourth quarter of 2009 was (46.4%) compared to 35.0% in the fourth quarter of 2008. The change in effective tax rates reflects the larger relative impact of non-deductible items in the quarter due to reduced pre-tax operating loss/earnings in the fourth quarter of 2009 compared to the prior year period. Substantially all of the Company’s tax provision is currently payable.

Summary of Quarterly Financial Data

The selected quarterly financial data presented below is presented in Canadian dollars and in accordance with Canadian GAAP.  This information is derived from the Company’s unaudited quarterly financial statements.

(IN MILLIONS OF CDN. DOLLARS EXCEPT PER SHARE DATA)
UNAUDITED	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	2008	2008	2008	2008	2009	2009	2009	2009

SALES	$ 140.6	$ 96.4	$ 149.3	$ 161.2	$ 140.7	$ 109.1	$ 94.1	$ 93.0

GROSS PROFIT	27.1	19.0	27.8	33.9	26.4	17.5	17.4	15.3
GROSS PROFIT %	0.2%	0.2%	0.2%	0.2%	0.2%	0.2%	0.2%	0.2%

EBITDA	10.2	2.3	9.1	14.3	9.5	1.7	0.5	0.6
EBITDA AS A % OF SALES	0.1%	0.0%	0.1%	0.1%	0.1%	0.0%	0.0%	0.0%

NET INCOME (LOSS)	6.3	1.0	5.7	8.8	6.0	0.6	0.2	(0.5)
NET INCOME (LOSS) AS A % OF SALES	0.0%	0.0%	0.0%	0.1%	0.0%	0.0%	0.0%	(0.0%)

NET INCOME (LOSS) PER SHARE
BASIC	$ 0.34	$ 0.05	$ 0.31	$ 0.48	$ 0.33	$ 0.04	$ 0.01	($0.03)
DILUTED	$ 0.34	$ 0.05	$ 0.31	$ 0.47	$ 0.33	$ 0.03	$ 0.01	($0.03)

NET WORKING CAPITAL(1)	117.4	114.9	123.1	142.8	153.2	137.0	131.1	136.6
BANK OPERATING LOAN(1)	21.8	18.4	20.9	34.9	40.2	25.3	21.3	26.5

TOTAL WELL COMPLETIONS	4,595	2,607	4,392	6,971	3,947	1,274	1,468	1,576

(1)NET WORKING CAPITAL AND BANK OPERATING LOAN AMOUNTS ARE AS AT QUARTER END.

The Company’s sales levels are affected by weather conditions.  As warm weather returns in the spring each year, the winter’s frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have dried out.  In addition, many exploration and production areas in northern Canada are accessible only in the winter months when the ground is frozen.  As a result, the first and fourth quarters typically represent the busiest time for oil and gas industry activity and the highest sales activity for the Company.  Sales levels drop dramatically during the second quarter until such time as roads have dried and road bans have been lifted. This typically results in a significant reduction in earnings during the second quarter, as the decline in sales typically out paces the decline in SG&A costs as the majority of the Company’s SG&A costs are fixed in nature.  Net working capital (defined as current assets less accounts payable and accrued liabilities, income taxes payable and other current liabilities, excluding the bank operating loan) and bank operating loan borrowing levels follow similar seasonal patterns as sales.

Liquidity and Capital Resources

The Company’s primary internal source of liquidity is cash flow from operating activities before changes in non-cash net working capital balances.  Cash flow from operating activities and the Company’s 364-day bank operating facility are used to finance the Company’s net working capital, capital expenditures and acquisitions.

As at December 31, 2009, borrowings under the Company’s bank operating loan were $26.5 million, a decrease of $8.4 million from December 31, 2008.  Borrowing levels have decreased due to the Company generating $10.9 million in cash flow from operating activities, before net changes in non-cash working capital balances and a $14.8 million reduction in net working capital. This was offset by $2.6 million in capital and other expenditures, $11.3 million related to the acquisition of the Acquired Business and $3.4 million for the purchase of shares to resource stock compensation obligations and the repurchase of shares under the Company’s Normal Course Issuer Bid (“NCIB”).

As at December 31, 2008, borrowings under the Company’s bank operating loan were $34.9 million, a decrease of $9.4 million from December 31, 2007.  Borrowing levels have decreased due to the Company generating $25.8 million in cash flow from operating activities, before net changes in non-cash working capital balances. This was offset by an $8.3 million increase in net working capital, $5.2 million in capital and other expenditures, $0.9 million in repayments of long term debt and capital lease obligations and $2.0 million for the purchase of shares to resource stock compensation obligations.

Net working capital was $136.6 million at December 31, 2009, a decrease of $6.2 million from December 31, 2008.  Accounts receivable decreased by $33.1 million (33%) to $67.4 million at December 31, 2009 from December 31, 2008, due to the 42% decrease in fourth quarter sales partially offset by a 17% increase in days sales outstanding in accounts receivable (“DSO”) in the fourth quarter of 2009 to 60 days compared to 51 days in the fourth quarter of 2008. DSO is calculated using average sales per day for the quarter compared to the period end accounts receivable balance.  Inventory decreased by $16.8 million (14%) at December 31, 2009 from December 31, 2008. Excluding the additional $10.5 million of inventory from the Acquired Business, inventory was down $27.3 million (23%) from December 31, 2008. Inventory turns for the fourth quarter of 2009 decreased to 3.0 times compared to 4.2 times in the fourth quarter of 2008 due to sales declines outpacing the reduction in inventory.  Inventory turns are calculated using cost of goods sold for the quarter on an annualized basis compared to the period end inventory balance.  The company will continue to adjust its investment in inventory to align with anticipated lower industry activity levels and compressed supplier lead times in order to improve inventory turnover efficiency.  Accounts payable and accrued liabilities decreased by $44.8 million (54%) to $38.5 million at December 31, 2009 from December 31, 2008 due to decreased purchasing activity.

Capital expenditures in 2009 were $2.6 million, a decrease of $3.0 million from 2008. The majority of the expenditures in 2009 and 2008 were directed towards branch and Distribution Centre facility expansions.

The Company has a 364 day bank operating loan facility in the amount of $60.0 million arranged with a syndicate of three banks that matures in July 2010.  The loan facility bears interest based on floating interest rates and is secured by a general security agreement covering all assets of the Company.   The maximum amount available under the facility is subject to a borrowing base formula applied to accounts receivable and inventories, and a covenant restricting the Company’s average debt to 3.0 times trailing twelve month EBITDA.  As at December 31, 2009, the Company’s average debt to EBITDA ratio was 2.0 times (December 31, 2008 – 0.7 times) which provides a maximum borrowing ability of $51 million under the facility (2008 - $60 million). As at December 31, 2009, the ratio of the Company’s debt to total capitalization (debt plus equity) was 16% (December 31, 2008 – 20%).

Long term debt was reduced by $0.2 million during the year to $0.3 million in consideration for the settlement of a JEN Supply acquisition indemnity claim.

Contractual Obligations

There have been no material changes in off-balance sheet contractual commitments since December 31, 2008.

Capital Stock

As at December 31, 2009 and 2008, the following shares and securities convertible into shares were outstanding:

(millions)	December 31, 2009	December 31, 2008
	Shares	Shares
Shares outstanding	17.6	18.1
Stock options	1.2	1.3
Restricted share units	0.4	0.2
Shares outstanding and issuable	19.2	19.6

The basic weighted average number of shares outstanding during the fourth quarter of 2009 was 17.6 million, a decrease of 0.5 million shares from the prior year’s fourth quarter due principally to the purchases of common shares under its NCIB and to resource share unit obligations. The diluted weighted average number of shares outstanding was 17.9 million, a decrease of 0.5 million shares from the prior year’s fourth quarter, comparable to the decrease in the basic weighted average number of shares outstanding.

The Company has established an independent trust to purchase common shares of the Company on the open market to resource share unit obligations.  There were 45,700 common shares acquired by the trust in the fourth quarter of 2009 at an average cost per share of $6.22. For the year ended December 31, 2009, there were 120,700 common shares acquired by the trust at an average cost per share $5.68. (Three and twelve months ended December 31, 2008 – 100,000 and 300,095 at an average cost per share of $4.13 and $6.86 respectively). As at December 31, 2009, the trust held 360,576 shares (December 31, 2008 – 343,892 shares).

A stock option cash settlement mechanism was introduced during the third quarter of 2009 which allows the Company to manage share dilution while resourcing its long term incentive compensation plan on a tax efficient basis. The Company’s intention is to settle stock option exercises with cash going forward. As a result, the Company’s stock option obligations are now classified as current obligations (subject to vesting) based on the positive difference between the Company’s closing stock price at period end and the underlying option exercise price. The offset to the generation of the current liability is contributed surplus, up to the cumulative expensed Black Scholes valuation, and compensation expense for the excess of the intrinsic value over the cumulative expensed Black Scholes value. The liability is marked to market at each period end, with any adjustment allocated to the relevant account as detailed above.

On January 6, 2009, the Company announced a NCIB to purchase for cancellation through the facilities of NASDAQ, up to 900,000 common shares representing approximately 5% of its outstanding common shares. As at December 31, 2009, the Company had purchased 553,710 shares at a cost of $2.9 million ($5.17 per share). On December 23, 2009, the Company announced the renewal of the NCIB, effective January 4, 2010, to purchase up to 880,000 common shares representing approximately 5% of its outstanding common shares. Shares may be purchased up to December 31, 2010.

Critical Accounting Estimates

There have been no material changes to critical accounting estimates since December 31, 2008. The Company is not aware of any environmental or asset retirement obligations that could have a material impact on its operations.

Change in Accounting Policies

Effective January 1, 2009, the Company adopted section 3064 – Goodwill and Intangible Assets.  The standard addresses the accounting treatment of internally developed intangibles and the recognition of such assets.  The adoption of this Standard has had no impact on the Company.

Transition to International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board confirmed that the basis for financial reporting by Canadian publicly accountable enterprises will change from Canadian GAAP to IFRS effective for January 1, 2011, including the preparation and reporting of one year of comparative figures. This change is part of a global shift to provide consistency in financial reporting in the global marketplace.

Project Structure and Governance

A Steering Committee has been established to provide leadership and guidance to the project team, assist in developing accounting policy recommendations and ensure there is adequate resources and training available. Management provides status updates to the Audit Committee on a quarterly basis.

Resources and Training

CE Franklin’s project team has been assembled and has developed a detailed workplan that includes training, detailed Canadian GAAP to IFRS analysis, technical research, policy recommendations and implementation. The project team completed initial training and ongoing training will continue through the project as required. The Company’s Leadership Team and the Audit Committee have also participated in IFRS awareness sessions.

IFRS Progress

The project team is currently assessing the differences between Canadian GAAP and IFRS. A risk based approach has been used to identify significant differences based on possible financial impact and complexity. The significant differences have been identified and the impact to financial reporting, information systems and internal controls over financial reporting is being assessed. There are a number of IFRS standards in the process of being amended by the International Accounting Standards Board and are expected to continue until the transition date of January 1, 2011. The Company is actively monitoring proposed changes.

At this stage in the project, CE Franklin cannot reasonably determine the full impact that adopting IFRS would have on its financial position and future results.

Controls and Procedures

Internal control over financial reporting (“ICFR”) is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its compliance with Canadian GAAP in its financial statements.  The President and Chief Executive Officer and the Vice President and Chief Financial Officer of the Company have evaluated whether there were changes to its ICFR during the twelve months ended December 31, 2009 that have materially affected or are reasonably likely to materially affect the ICFR.  No such changes were identified through their evaluation.

Risk Factors

The Company is exposed to certain business and market risks including risks arising from transactions that are entered into the normal course of business, which are primarily related to interest rate changes and fluctuations in foreign exchange rates. During the reporting period, no events or transactions have occurred that would materially change the information disclosed in the Company Form 20F.

Forward Looking Statements

The information in this press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  All statements, other than statements of historical facts, that address activities, events, outcomes and other matters that CE Franklin plans, expects, intends, assumes, believes, budgets, predicts, forecasts, projects, estimates or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements.  These forward-looking statements are based on management’s current belief, based on currently available information, as to the outcome and timing of future events.  When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this press release, including those in under the caption “Risk factors”.

Forward-looking statements appear in a number of places and include statements with respect to, among other things:

•

forecasted oil and gas industry activity levels in 2010 and beyond;

•

planned capital expenditures and working capital and availability of capital resources to fund capital expenditures and working capital;

•

the Company’s future financial condition or results of operations and future revenues and expenses;

•

the Company’s business strategy and other plans and objectives for future operations;

•

fluctuations in worldwide prices and demand for oil and gas;

•

fluctuations in the demand for the Company’s products and services.

Should one or more of the risks or uncertainties described above or elsewhere in this press release occur, or should underlying assumptions prove incorrect, the Company’s actual results and plans could differ materially from those expressed in any forward-looking statements.

All forward-looking statements expressed or implied, included in this press release and attributable to CE Franklin are qualified in their entirety by this cautionary statement.  This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that CE Franklin or persons acting on its behalf might issue.  CE Franklin does not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date of filing this press release, except as required by law.

Conference Call and Webcast Information

A conference call to review the 2009 fourth quarter results, which is open to the public, will be held on Friday, January 29, 2010 at 11:00 a.m. Eastern Time (9:00 a.m. Mountain Time).

Participants may join the call by dialing 1-647-427-7450 in Toronto or dialing 1-888-231-8191 at the scheduled time of 11:00 a.m. Eastern Time.  For those unable to listen to the live conference call, a replay will be available at approximately 2:00 p.m. Eastern Time on the same day by calling 1-416-849-0833 in Toronto or dialing 1-800-642-1687 and entering the Passcode of 48313698 and may be accessed until midnight Monday, February 12, 2010.

The call will also be webcast live at:  http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=2918520 and will be available on the Company’s website at http://www.cefranklin.com.

Michael West, President and Chief Executive Officer will lead the discussion and will be accompanied by Mark Schweitzer, Vice President and Chief Financial Officer.  The discussion will be followed by a question and answer period.

For Further Information Contact:

Investor Relations

800-345-2858

403-531-5604

investor@cefranklin.com

Additional Information

Additional information relating to CE Franklin, including its annual and quarterly 2009 Management Discussion and Analysis and interim consolidated financial statements and its Form 20-F / Annual Information Form, is available under the Company’s profile on the SEDAR website at www.sedar.com and at www.cefranklin.com.

CE Franklin Ltd.

Interim Consolidated Balance Sheet - Unaudited

	December 31	December 31
(in thousands of Canadian dollars)	2009	2008
Assets

Current assets
Accounts receivable	67,443	100,513
Inventories	102,669	119,459
Other	4,960	9,529
	175,072	229,501

Property and equipment	10,517	9,528
Goodwill	20,570	20,570
Future income taxes (note 5)	1,457	1,186
Other	339	649
	207,955	261,434

Liabilities

Current liabilities
Bank operating loan	26,549	34,948
Accounts payable and accrued liabilities	38,489	83,258
Income taxes payable (note 5)	-	3,405
	65,038	121,611

Long term debt	290	500
	65,328	122,111

Shareholders* Equity
Capital stock	23,284	22,498
Contributed surplus	17,184	18,835
Retained earnings	102,159	97,990
	142,627	139,323
	207,955	261,434

See accompanying notes to these interim consolidated financial statements.

CE Franklin Ltd.

Interim Consolidated Statements of Operations - Unaudited

	Three months ended		Twelve months ended

(in thousands of Canadian dollars except shares and per share amounts)	December 31	December 31	December 31	December 31
	2009	2008	2009	2008

Sales	93,013	161,196	437,027	547,429
Cost of sales	77,666	127,337	360,370	439,760
Gross profit	15,347	33,859	76,657	107,669

Other expenses
Selling, general and administrative expenses	14,568	19,443	64,226	71,587
Amortization	759	570	2,535	2,367
Interest expense	245	226	915	1,031
Foreign exchange loss	137	133	37	242
	15,709	20,372	67,713	75,227

Income/(loss) before income taxes	(362)	13,487	8,944	32,442

Income tax expense (recovery) (note 5)
Current	44	4,343	2,894	10,474
Future	124	376	(258)	221
	168	4,719	2,636	10,695

Net income/(loss) and comprehensive income/(loss)	(530)	8,768	6,308	21,747

Net income/(loss) per share (note 4)
Basic	(0.03)	0.48	0.36	1.19
Diluted	(0.03)	0.47	0.35	1.17

Weighted average number of shares outstanding (000's)
Basic	17,630	18,149	17,750	18,255
Diluted (note 4(e))	17,884	18,392	17,953	18,561

See accompanying notes to these interim consolidated financial statements.

CE Franklin Ltd.

Interim Consolidated Statements of Cash Flow - Unaudited

	Three months ended		Twelve months ended
	December 31		December 31
(in thousands of Canadian dollars)	2009	2008	2009	2008

Cash flows from operating activities
Net income/(loss) for the period	(530)	8,768	6,308	21,747
Items not affecting cash -
Amortization	759	570	2,535	2,367
Future income tax expense/(recovery)	124	376	(258)	221
Stock based compensation expense	224	217	2,306	1,365
Other	45	74	-	74
	622	10,005	10,891	25,774
Net change in non-cash working capital balances
related to operations -
Accounts receivable	(3,000)	701	33,070	(10,997)
Inventories	1,762	(32,667)	27,042	(33,138)
Other current assets	(477)	(1,836)	5,800	(6,619)
Accounts payable and accrued liabilities	(3,379)	10,140	(46,702)	38,128
Income taxes payable	61	3,929	(4,434)	4,253
	(4,411)	(9,728)	25,667	17,401

Cash flows (used in)/ from financing activities
Decrease in bank operating loan	5,222	13,927	(8,399)	(10,231)
Issuance of capital stock- Stock options exercises	(99)	-	149	49
Purchase of capital stock through normal course issuer bid	(136)	-	(2,863)	-
Purchase of capital stock in trust for Share Unit Plans	(282)	(416)	(676)	(2,058)
	4,705	13,511	(11,789)	(12,240)

Cash flows (used in)/from investing activities
Purchase of property and equipment	(294)	(3,783)	(2,592)	(5,602)
Business combinations (note 2)	-	-	(11,286)	441
	(294)	(3,783)	(13,878)	(5,161)

Change in cash and cash equivalents during the period	-	-	-	-

Cash and cash equivalents- Beginning and end of period	-	-	-	-

Cash paid during the period for:
Interest	245	226	915	1,031
Income taxes	-	415	7,230	6,594

See accompanying notes to these interim consolidated financial statements.

CE Franklin Ltd.

Interim Consolidated Statements of Changes in Shareholders’ Equity - Unaudited

(in thousands of Canadian dollars and number of shares)	Capital Stock
	Number of Shares	$		Contributed Surplus		Retained Earnings		Shareholders' Equity

Balance - December 31, 2007	18,370	24,306		17,671		76,243		118,220

Stock based compensation expense (note 4 (a) and (b ))	-	-		1,365		-		1,365
Stock options excercised (note 4 (a))	13	69		(20)		-		49
Purchase of shares in trust for Share Unit Plans (note 4 (c ))	(300)	(2,058)		-		-		(2,058)
Share Units exercised (note 4 (b))	11	181		(181)		-		-
Net income	-	-		-		21,747		21,747
Balance - December 31, 2008	18,094	22,498		18,835		97,990		139,323

Normal Course Issuer Bid	(554)	(724)		-		(2,139)		(2,863)
Stock based compensation expense (note 4 (a) and (b ))	-	-		1,662		-		1,662
Modification of Stock Option plan (Note 4(a))	-	-		(1,276)		-		(1,276)
Stock options excercised (note 4 (a))	57	235		(86)		-		149
Purchase of shares in trust for Share Unit Plans (note 4 (c ))	(121)	(676)		-		-		(676)
Share Units exercised (note 4 (b))	105	1,951		(1,951)		-		-
Net income	-	-		-		6,308		6,308
Balance - December 31, 2009	17,581	23,284	-	17,184	-	102,159	-	142,627

See accompanying notes to these interim consolidated financial statements.

CE Franklin Ltd.

Notes to Interim Consolidated Financial Statements - Unaudited

Note 1 - Accounting Policies

These interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada applied on a consistent basis with CE Franklin Ltd.’s (the “Company”) annual consolidated financial statements for the year ended December 31, 2008, except for the adoption of section 3064, as detailed below.  These interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements and the notes thereto for the year ended December 31, 2008, but do not include all disclosures required by Generally Accepted Accounting Principles (GAAP) for annual financial statements.

Effective January 1, 2009, the Company adopted Section 3064 – Goodwill and intangible assets. The standard replaced Section 3062 and addressed the accounting treatment of internally developed intangibles and the recognition of such assets. The adoption of this standard has been applied retroactively and has had no material impact on the Company’s consolidated financial statements.

Effective January 1, 2009, the Company adopted the amendments to Section 3855 – Financial instruments. The standard was amended to change the categories into which a debt instrument is required or permitted to be classified, changed the impairment model for held to maturity financial assets to the incurred credit loss model and required the reversal of previously recognized impairment losses on available for sale financial assets in specified circumstances. Management reviewed the amendments to section 3855 and concluded that there will be no change to the current classification of the financial instruments held, as they are either ‘loans and receivables’ or ‘other financial instruments’ in nature. This also means that the changes to the impairment model would not affect the Company.

Effective September 30, 2009, the Company adopted the amendments to Section 3862 – Financial Instruments – Disclosures. The standard was amended to include additional disclosure requirements about fair value measurements of financial instruments and to enhance the liquidity risk disclosure requirements for publicly accountable enterprises. Management reviewed the amendments to section 3862 and has incorporated the amendments in the respective notes.

Recent Canadian GAAP pronouncements include CICA section 1582- Business Combinations, CICA section 1601 – Consolidated Financial Statements and CICA section 1602 – Non- Controlling interests. The overall objective of the standards issued is to update the standards pertaining to business combinations and allow convergence with International Financial Reporting Standards by January 1, 2011. The adoption of these standards is expected to have no impact on the Company.

These unaudited interim consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented; all such adjustments are of a normal recurring nature.

The Company’s sales typically peak in the first quarter when drilling activity is at its highest levels. They then decline through the second and third quarters, rising again in the fourth quarter when preparation for the next drilling season commences. Similarly, net working capital levels are typically at seasonally high levels at the end of the first quarter, declining in the second and third quarters, and then rising again in the fourth quarter.

CE Franklin Ltd.

Notes to Interim Consolidated Financial Statements - Unaudited

Note 2- Business Combinations

On June 1, 2009, the Company acquired the net assets of a western Canadian oilfield equipment distributor, for total consideration of $11.3 million, after $0.7 million of post closing adjustments, related principally to inventory reductions.

Using the purchase method of accounting for acquisitions, the Company consolidated the assets from the acquisition date and allocated the consideration paid as follows:

Note 3 – Inventory

Inventories consisting primarily of goods purchased for resale are valued at the lower of average cost or net realizable value. Inventory net realizable value reserve expense of $105,000 and $1,155,000 was charged to cost of goods sold in the three and twelve month period ending December 31, 2009, respectively (2008 - $1,064,000 and $1,366,000). As at December 31, 2009 and December 31, 2008 the Company had recorded inventory net realizable value reserves of $6.3 million and $2.8 million respectively.

During the year ended December 31, 2009, there was $0.6 million (2008 - $0.4 million) of write downs to inventory. No reversals of previously written down inventory were recorded in either period.

Note 4 – Capital Stock

At December 31, 2009, the Company had 17.6 million common shares, 1.2 million stock options and 0.4 million share units outstanding.

a) Stock options

Option activity for the years ended December 31 was as follows:

000's	2009	2008

Outstanding at January 1	1,294	1,262
Granted	-	75
Exercised	(59)	(13)
Forfeited	(40)	(30)
Outstanding at December 31	1,195	1,294

Exercisable at December 31	842	822

There were no options granted during the three and twelve month periods ended December 31, 2009. A total of 75,588 stock options were granted at a weighted average strike price of $6.26 in the twelve month period ended December 31, 2008 for a fair value of $274,000. The fair value of the options granted was estimated as at the grant date using the Black-Scholes option pricing model, using the following assumptions:

2008
Dividend yield	Nil
Risk-free interest rate	3.88%
Expected life	5 years
Expected volatility	50%

CE Franklin Ltd.

Notes to Interim Consolidated Financial Statements - Unaudited

During the quarter ended September 30, 2009, the Company modified its stock option plan to include a cash settlement mechanism. As a result, the Company’s stock option obligations are now classified as current obligations (subject to vesting) based on the positive difference between the Company’s closing stock price at period end and the underlying option exercise price. As at December 31, 2009, the Company’s accrued stock option liability was $1,918,000 representing a cumulative $642,000 increase in compensation expense since implementing the cash settlement mechanism, over the equity obligation of $1,276,000 previously recorded to shareholders equity (contributed surplus) using the Black Scholes valuation model. As the stock option obligations are now recorded as a liability on the Company’s balance sheet, stock options are no longer included in the calculation of the diluted number of shares outstanding (note 4(e)).

Stock option compensation expense recorded in the three and twelve month periods ended December 31, 2009 was $7,000 (2008 - $323,000) and $1,358,000 (2008- $843,000), respectively and is included in selling, general and administrative expenses on the Consolidated Statement of Operations.

b) Share Unit Plans

The Company has Restricted Share Unit (“RSU”), Performance Share Unit (“PSU”) and Deferred Share Unit (“DSU”) plans (collectively the “Share Unit Plans”), whereby RSUs, PSUs and DSUs are granted entitling the participant, at the Company's option, to receive either a common share or cash equivalent in exchange for a vested unit. RSUs and PSUs are granted to the Company’s officers and employees and vest one third per year over the three year period from the date of grant.  DSUs are granted to the independent members of the Company’s Board of Directors (“Board”), vest on the date of grant, and can only be redeemed when the Director resigns from the Board. For the PSU plan, which was introduced in 2009, the number of units granted is dependent on the Company meeting certain return on net asset (“RONA”) performance thresholds during the year of grant. The multiplier within the plan ranges from 0% - 200% dependent on performance. For 2009, the PSU performance adjustment was a reduction of 66% from target, resulting in a 103,000 unit adjustment. Compensation expense related to the units granted is recognized over the vesting period based on the fair value of the units at the date of the grant and is recorded to compensation expense and contributed surplus.  The contributed surplus balance is reduced as the vested units are settled. Share Unit Plan activity for the years ended December 31 was as follows:

Share Unit Plan compensation expense recorded in the three and twelve month periods ended December 31, 2009, net of the PSU adjustment was $215,000 (2008- $108,000 recovery) and $948,000 (2008- $521,000) respectively.

c) The Company’s intention is to settle Share Unit Plan obligations from an independent trust established by the Company to purchase common shares of the Company on the open market. The trust is considered to be a variable interest entity and is consolidated in the Company’s financial statements with the number and cost of shares held in trust, reported as a reduction of capital stock.  During the three and twelve month periods ended December 31, 2009, 45,700 and 120,700 common shares were acquired, respectively, by the trust (2008 – 100,000 and 300,095) at a cost of $284,000 for the three month period (2008- $413,000) and $676,000 for the twelve month period (2008 - $2,058,000).

CE Franklin Ltd.

Notes to Interim Consolidated Financial Statements - Unaudited

d) Normal Course Issuer Bid (“NCIB”)

On January 6, 2009, the Company announced a NCIB to purchase for cancellation, up to 900,000 common shares through the facilities of NASDAQ, representing approximately 5% of its outstanding common shares. During the year ended December 31, 2009, the Company purchased 553,710 shares at a cost of $5.17 per share for an aggregate cost of $2,863,000.

On December 23, 2009, the Company announced the renewal of the NCIB effective January 4, 2010, to purchase up to 880,000 common shares through the facilities of NASDAQ, representing approximately 5% of its outstanding common shares. Shares may be purchased up to December 31, 2010.

e) Reconciliation of weighted average number of diluted common shares outstanding (in 000’s)

The following table summarizes the common shares in calculating net earnings per share.

	Three months ended		Twelve months ended
	December 31		December 31
	2009	2008	2009	2008

Weighted average common shares outstanding- basic	17,630	18,149	17,750	18,255
Effect of Stock options	-	46	-	101
Effect of Share Unit Plans	254	197	203	205
Weighted average common shares outstanding- diluted	17,884	18,392	17,953	18,561

Note 5 – Income taxes

a)

The difference between the income tax provision recorded and the provision obtained by applying the combined federal and provincial statutory rates is as follows:

	Three months ended				Twelve months ended
	December 31				December 31
	2009	%	2008	%	2009	%	2008	%

Income (loss) before income taxes	(362)		13,487		8,944		32,442
Income taxes calculated at expected rates	(107)	2,955.8	4,033	29.9	2,628	29.4	9,700	29.9
Non-deductible items	28	(7.7)	(16)	(0.1)	119	1.3	164	0.5
Capital taxes	(26)	7.2	21	0.2	19	0.2	56	0.2
Share based compensation	254	(70.2)	596	4.4	(70)	(0.8)	735	2.3
Adjustments on filing returns & other	19	(5.2)	85	0.6	(60)	(0.7)	40	0.1
Income tax expense	168	(46.4)	4,719	35.0	2,636	29.5	10,695	33.0

As at December 31, 2009 included in other current assets are income taxes receivable of $1,029,000 (December 31 2008 – $3,405,000 payable).

CE Franklin Ltd.

Notes to Interim Consolidated Financial Statements - Unaudited

b)

Future income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  Significant components of future income tax assets and liabilities are as follows:

As at December 31	2009	2008
Assets
Property and equipment	852	855
Share based compensation	856	289
Other	127	395
	1,835	1,539
Liabilities
Goodwill and other	378	353
Net future income tax asset	1,457	1,186

The Company believes it is more likely than not that all future income tax assets will be realized.

Note 6- Capital Management

The Company’s primary source of capital is its shareholders equity and cash flow from operating activities before net changes in non-cash working capital balances. The Company augments these capital sources with a $60 million, 364 day bank operating loan facility which is used to finance its net working capital and general corporate requirements. The bank operating facility is arranged through a syndicate of three banks and matures in July 2010.

The maximum amount available to borrow under this facility is subject to a borrowing base formula applied to accounts receivable and inventories, and a covenant restricting the Company’s average guaranteed debt to 3.0 times trailing 12 month earnings before interest, amortization and taxes. As at December 31, 2009, this ratio was 2.0 times (December 31, 2008 – 0.7 times) and the maximum amount available to be borrowed under the facility was $51 million. In management’s opinion, the Company’s available borrowing capacity under its bank operating facility and ongoing cash flow from operations, are sufficient to resource its anticipated contractual commitments. The facility contains certain other restrictive covenants, which the Company was in compliance with as at December 31, 2009.

Note 7 – Financial Instruments and Risk Management

a)

Fair Values

The Company’s financial instruments recognized on the consolidated balance sheet consist of accounts receivable, accounts payable and accrued liabilities, bank operating loan and long term debt. The fair values of these financial instruments, excluding the long term debt, approximate their carrying amounts due to their short- term maturity. At December 31, 2009, the fair value of the long term debt approximated its carrying value due to its floating interest rate nature and short term maturity. There is no active market for these financial instruments.

b)

Credit Risk

A substantial portion of the Company’s accounts receivable balance is with customers in the oil and gas industry and is subject to normal industry credit risks.  The Company follows a program of credit evaluations of customers and limits the amount of credit extended when deemed necessary.

The Company maintains provisions for possible credit losses that are charged to selling, general and administrative expenses by performing an analysis of specific accounts.  Movement of the allowance for credit losses for the twelve month periods ended December 31 and the allowance for credit losses deducted from accounts receivables as at December 31 was as follows:

As at December 31	2009	2008
Opening balance	2,776	1,454
Write-offs	(1,026)	(1,216)
Recoveries	440	232
Increase during period	145	2,306
Closing balance	2,335	2,776

Trade receivables outstanding greater than 90 days were 10% of total trade receivables as at December 31, 2009 (2008 – 9%).

CE Franklin Ltd.

Notes to Interim Consolidated Financial Statements - Unaudited

c)

Market Risk

The Company’s bank operating loan and long term debt bear interest based on floating interest rates. As a result the Company is exposed to market risk from changes in the Canadian prime interest rate which can impact its borrowing costs. Based on the Company’s borrowings levels as at December 31, 2009, a change of one percent in interest rates would be expected to decrease or increase the Company’s annual net income by $0.2 million. The Company purchases certain products in US dollars and sells such products to its customers typically priced in Canadian dollars, thus leading to accounts receivable and accounts payable balances that are subject to foreign exchange gains and losses upon translation. As a result, fluctuations in the value of the Canadian dollar relative to the US dollar can result in foreign exchange gains and losses. As at December 31, 2009, a one percent change in the Canadian dollar relative to the US dollar would be expected to have no meaningful impact on net income.

d)

Risk Management

From time to time, the Company enters into foreign exchange forward contracts to manage its foreign exchange market risk by fixing the value of its liabilities and future purchase commitments. The Company’s foreign exchange risk arises principally from the settlement of United States dollar denominated net working capital balances as a result of product purchases denominated in United States dollars.  As at December 31, 2009, the Company had contracted to purchase US$930,000 at a fixed exchange rate with terms not exceeding three months. The fair market value of the contract was nominal.

Note 8 – Related Party Transactions

Smith International Inc. (“Smith”) owns approximately 55% of the Company’s outstanding shares.  The Company is the exclusive distributor in Canada of down hole pump production equipment manufactured by Wilson Supply, a division of Smith.  Purchases of such equipment conducted in the normal course on commercial terms were as follows:

	December 31 2009	December 31 2008
Cost of sales for the three months ended	1,932	2,749

Cost of sales for the twelve months ended	6,703	10,680

Inventory	3,759	4,549

Accounts payable and accrued liabilities	991	759

The Company pays facility rental expense to an operations manager in the capacity of landlord, reflecting market based rates. For the three and twelve month periods ended December 31, 2009, these costs totaled $245,000 and $765,000 respectively (2008: $47,000 and $137,000).

Note 9 - Segmented reporting

The Company distributes oilfield products principally through its network of 49 branches located in western Canada to oil and gas industry customers.  Accordingly, the Company has determined that it operated through a single operating segment and geographic jurisdiction.